EIDE BAILLY SECURITIES LLC

FINANCIAL STATEMENTS
APRIL 30, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/18 (MM/DD/YY) AND ENDING 4/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eide Bailly Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4310 17th Ave S
(No. and Street)

Fargo	ND	58103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Widmer Roel P.C.
(Name – *if individual, state last, first, middle name*)

4334 18th Ave S	Fargo	ND	58103-7414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Karla Wilson_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Eide Bailly Securities LLC_____ , as

of __April 30_____ , 20 __19____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



LARAE LANGERUD
Notary Public
State of North Dakota
My Commission Expires Oct. 30, 2019

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EIDE BAILLY SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2019

Table of Contents



4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237 6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
Eide Bailly Securities LLC
Fargo, North Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eide Bailly Securities LLC (a South Dakota corporation), as of April 30, 2019 and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Eide Bailly Securities LLC as of April 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Eide Bailly Securities LLC's management. Our responsibility is to express an opinion on Eide Bailly Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eide Bailly Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital under Rule 15c3-1 ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of Eide Bailly Securities LLC's financial statements. The supplemental information is the responsibility of Eide Bailly Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Widmer Roel PC

We have served as Eide Bailly Securities LLC's auditor since 2012.
Fargo, North Dakota
June 21, 2019

EIDE BAILLY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2019

		2019
ASSETS		
Cash and cash equivalents	$	**75,010**
Receivable from broker dealer		**7,193**
Prepaid expenses		**410**
Total assets	$	**82,613**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	**116**
MEMBER'S EQUITY		
Member's paid-in capital		**15,000**
Member's undistributed earnings		**67,497**
Total member's equity	$	**82,497**
Total liabilities and member's equity	$	**82,613**

EIDE BAILLY SECURITIES LLC
STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2019

		2019
REVENUES		
Commission income	$	752,592
		752,592
EXPENSES		
Licensing and registration		41,208
Technology expense		13,576
Professional fees		20,763
Management and allocated overhead		105,000
Other expenses		8,060
		188,607
NET INCOME	$	563,985

EIDE BAILLY SECURITIES LLC
STATEMENT OF CHANGE IN MEMBER'S EQUITY
YEAR ENDED APRIL 30, 2019

	Member's Paid-in Capital	Member's Undistributed Earnings	Total
BALANCE, APRIL 30, 2018	$ 15,000	$ 148,930	$ 163,930
Net income	-	563,985	563,985
Distribution of earnings to member	-	(645,418)	(645,418)
BALANCE, APRIL 30, 2019	$ 15,000	$ 67,497	$ 82,497

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2019

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2019
OPERATING ACTIVITIES	
Net income	$ 563,985
Adjustments to reconcile net income to net cash and cash equivalents from operating activities	
Change in receivable from broker dealer	81,484
Change in prepaid miscellaneous	89
Change in accounts payable	(565)
NET CASH FROM OPERATING ACTIVITIES	644,993
FINANCING ACTIVITY	
Distribution of earnings to member	(645,418)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(425)
CASH AND CASH EQUIVALENTS, BEGINNING	75,435
CASH AND CASH EQUIVALENTS, ENDING	$ 75,010

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Eide Bailly Securities LLC (EBS) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). EBS is a registered broker-dealer in the state of South Dakota and is a wholly-owned subsidiary of Eide Bailly Financial Services, LLC (EBFS).

The majority of EBS commission revenue is earned from a broker-dealer, which executes securities transactions including the sale of oil and gas interests, mutual fund investments and transfers on behalf of customers and also includes regulated life insurance products, such as variable annuity contracts and variable life insurance policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
EBS includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Commissions Receivable
Receivable from affiliated broker represents accruals for commission amounts due from one broker-dealer. It is the EBS' policy to use the reserve method to write off uncollectible accounts. Amounts not paid within 30 days are considered past due. There were no amounts over 90 days past due as of April 30, 2019. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at April 30, 2019.

Adoption of New Account Standards
In May 2014, the FASB issued ASU 2014-09, Revenues from Contract with Customers. The new revenue guidance broadly replaces the revenue guidance provided throughout the Codification. The core principle of the revenue guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. An entity should apply a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required with the revenue recognition process than are required under existing U.S. GAAP.

ASU No. 2014-09, Revenue from Contracts with Customers (ASC 606) is effective for annual reporting periods beginning after December 15, 2017. The Firm adopted the revenue recognition standard starting with the reporting period beginning May 1, 2018. The services that fall within the scope of ASC 606 include commission revenue from mutual fund and other traded securities, variable annuity contracts, and life insurance policies. This adoption did not have a material impact on the Company's financial condition, results of operation or cash flows as the new guidance is materially consistent with the Firm's previous revenue recognition policies.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
EBS along with its Parent, EBFS are included in the consolidated federal and state income tax returns as disregarded entities which is filed by Eide Bailly, LLP the parent company of EBFS. As a limited liability partnership, all the Company's taxable income or loss is allocated to the partners in accordance with their respective percentage ownership. Therefore, no provision for income taxes has been included in the financial statements.

(continued on next page)

NOTE 3 - NET CAPITAL REQUIREMENTS

EBS, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, EBS is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At April 30, 2019, EBS had net capital, as computed under the rule, of $82,087 and its ratio of aggregate indebtedness to net capital was 0.0014 to 1.

NOTE 4 - RELATED PARTIES

EBS has a single member owner, EBFS which is the parent company for various financial service entities. All indirect operating expenses of EBFS' related entities are paid for by EBFS including all compensation and related employee costs of financial services representatives. Direct expenses incurred and paid by EBS, in addition to certain expenses incurred by EBFS through the Expense Allocation Agreement, are recognized in the financial statements of EBS. The Expense Allocation Agreement between EBS and EBFS is approved annually by management. During 2019, EBS reimbursed EBFS for $105,000. As of April 30, 2019, EBS owes $0 to EBFS for these expenses.

NOTE 5 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 21, 2019 the date the financial statements were available to be issued.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

100% of the Company's earned revenues for 2019 were generated from commissions associated with transactions from United Planners. At April 30, 2019, the Company had a receivable of $7,193 from United Planners.

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers include commission revenue from mutual fund and other traded securities, variable annuity contracts, and variable life insurance policies. The Firm recognizes revenue when a performance obligation is satisfied over time as the services are performed or at a point in time depending on the nature of the services provided as further discussed below:

Commission Revenue from Mutual Funds and Other Traded Securities:
The Firm facilitates the execution of buy and sell transactions on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Firm charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Firm fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Firm believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Commission Revenue from Variable Annuity Contract:
While approved to offer Variable Annuities, EBS had no executed selling agreements during the review period and thus had no collection/deposit of any type of commission.

Commission Revenue from Life Insurance Policies:
EBS is not approved for Life Insurance and does not receive Life Insurance Policy revenue.

EIDE BAILLY SECURITIES LLC

SUPPLEMENTARY INFORMATION

EIDE BAILLY SECURITIES LLC

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2019

NET CAPITAL		
MEMBER'S EQUITY	$	82,497
DEDUCTIONS:		
Nonallowable assets:		
Prepaid expenses		410
NET CAPITAL	$	82,087
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	116
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0014 to 1

There are no material differences between the preceding computation and Eide Bailly Securities corresponding unaudited part II of Form X-17-A-5 as of April 30, 2019



WIDMER ROEL
CPAs · BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
Eide Bailly Securities LLC
Fargo, North Dakota

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions Report, in which (1) Eide Bailly Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eide Bailly Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: section (k)(1) (exemption provisions) and (2) Eide Bailly Securities LLC stated that Eide Bailly Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Eide Bailly Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eide Bailly Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Widmer Roel

Fargo, North Dakota
June 21, 2019



FINANCIAL SERVICES

Assertions Regarding Exemption Provisions

We, as members of management of Eide Bailly Securities, LLC, are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by management and reviewed by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period May 1, 2018 through April 30, 2019.

Eide Bailly Securities, LLC

By:

Karla Wilson, Principal Financial Officer
May 06/2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 4/30/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-53238 FINRA APR 06/19/2001
EIDE BAILLY SECURITIES LLC
4310 17TH AVENUE S
FARGO, ND 58108-2545

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1129

B. Less payment made with SIPC-6 filed (**exclude interest**) (681.36)

11/15/2018
Date Paid

C. Less prior overpayment applied (331.64)

D Assessment balance due or (overpayment) 116.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F Total assessment balance and interest due (or overpayment carried forward) $______

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 116.00

H Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Eide Bailly Securities LLC
(Name of Corporation, Partnership or other organization)

Karla Wilson
(Authorized Signature)

Dated the 6 day of May, 2019.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __5/1/2018__
and ending __4/30/2019__

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __752,592__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   ∅

2c. Deductions.

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   ∅

2d SIPC Net Operating Revenues $ __752,592__

2e. General Assessment @ .0015 $ __1,129__

(to page 1, line 2 A)

2

13



WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Eide Bailly Securities LLC
Fargo, North Dakota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Eide Bailly Securities LLC and the SIPC, solely to assist you and SIPC in evaluating Eide Bailly Securities LLC's compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2019. Eide Bailly Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended April 30, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Eide Bailly Securities LLC's compliance with applicable instructions of the Form SIPC-7 for the year ended April 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Eide Bailly Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Widmer Roel PC

Fargo, North Dakota
June 21, 2019

14
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